Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in millions)
Earnings calculation:
Income before income taxes	$309.7	$325.6	$292.0	$239.8	$172.0
Fixed charges	121.9	107.9	100.1	98.0	83.0

Earnings	$431.6	$433.5	$392.1	$337.8	$255.0

Fixed charges calculation:
Other interest expense including capital lease interest but excluding senior note	$1.0	$1.1	$1.1	$0.9	$1.3
Amortization of senior note	17.5	17.5	17.5	17.5	4.6
Interest credited	97.7	84.0	76.5	75.0	72.9
Portion of rental expense representing an interest factor (1)	5.7	5.3	5.0	4.6	4.2

Total fixed charges	$121.9	$107.9	$100.1	$98.0	$83.0

Ratio of earnings to fixed charges	3.5 x	4.0 x	3.9 x	3.4 x	3.1 x

(1)	Interest portion of operating leases is assumed to be 28 percent of the lease expense.